Legend International Holdings, Inc.
                          580 St. Kilda Road - Level 8
                              St. Kilda Rd. Central
                            Melbourne, Victoria 3004
                                    Australia



                                                              October 5, 2009

VIA EDGAR
---------

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attn:  John Lucas, Esq.

                  Re:      Legend International Holdings, Inc.
                           Post-Effective Amendment No. 1 to Form S-1
                           Filed April 29, 2009
                           File No. 333-152691

                           Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 26, 2009
                           File No. 0-32551
                           -----------------------------------------------------

Ladies and Gentlemen:

On behalf of Legend International Holdings, Inc., a Delaware corporation (the "Company"), we are filing herewith via Edgar Post-Effective Amendment No. 3 to the Company's Registration Statement on Form S-1 ("P/E Amendment No. 3"). We have set forth below the Company's responses to the Staff's comment letter dated June 29, 2009 with respect to the Company's Post-Effective Amendment No. 2 ("P/E Amendment No. 2") to Form S-1 and its Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the "Form 10-K"). The Staff's comments have been reproduced (in bold) below and are immediately followed by the Company's responses thereto.

Post-Effective Amendment No. 2 to Form S-1
------------------------------------------

General
-------

1. Include updated disclosure in the prospectus regarding recent material developments, including the share acquisition announced in the Form 8-K filed June 3, 2009. In addition, provide any disclosure required by
         Item 404 of Regulation S-K with respect to your takeover bid for North Australian Diamonds Ltd ("NADL"). In this regard, in addition to serving as your Chairman and CEO, we note that Mr. Gutnick is the Chairman and CEO of NADL and an officer and director of Yahalom International Resources Corporation.

Securities and Exchange Commission
October 5, 2009
Page 2

         The Company has complied with the Staff's comment in P/E Amendment No. 3 under the following section headings: "Prospectus Summary - North Australian Diamonds Takeover Bid" and "Certain Relationships and Related Party Transactions."

Form 10-K for the Fiscal Year Ended December 31, 2008
-----------------------------------------------------

Controls and Procedures, page 45
--------------------------------

2. We note that your response to prior comment 3 and reissue the comment.

         On September 3, 2009, the Company filed Amendment No. 1 to the Form 10-K, which included an attestation report of the Company's independent registered public accounting firm on internal control over financial reporting.

On behalf of the Company we hereby acknowledge the following:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the responses, please do not hesitate to call me at our counsel, Brian Brodrick, Esq. of Phillips Nizer LLP at 212-841-0700 or the undersigned at 011-613-8532-2860.

                                                Very truly yours,

                                                LEGEND INTERNATIONAL HOLDINGS,
                                                INC.


                                                By:   /s/ Peter Lee
                                                   -----------------------------
                                                       Peter Lee
                                                       Chief Financial Officer